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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 7)
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                          CYPRUS AMAX MINERALS COMPANY
                           (NAME OF SUBJECT COMPANY)

                          CYPRUS AMAX MINERALS COMPANY
                       (NAME OF PERSON FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                           232809 10 3 (COMMON STOCK)

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                              PHILIP C. WOLF, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                          CYPRUS AMAX MINERALS COMPANY
                            9100 EAST MINERAL CIRCLE
                           ENGLEWOOD, COLORADO 80112
                                 (303) 643-5000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
      NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                            ------------------------

                                    COPY TO:
                             ELLIOTT V. STEIN, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

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     This statement amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 of Cyprus Amax Minerals Company, a Delaware corporation ("Cyprus Amax"), filed with the Securities and Exchange Commission (the "Commission") on September 9, 1999, as subsequently amended (the "Schedule 14D-9"), with respect to the exchange offer made by Phelps Dodge Corporation, a New York corporation ("Phelps Dodge"), to exchange a combination of cash and Phelps Dodge common stock, par value $6.25 per share ("Phelps Dodge Common Stock"), for all of the outstanding shares of Cyprus Amax common stock, no par value ("Cyprus Amax Common Stock"), on the terms and conditions set forth in the Phelps Dodge Offer.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

ITEM 2.  TENDER OFFER OF THE BIDDER.

     Pursuant to an Agreement and Plan of Merger, dated as of September 30, 1999, among Phelps Dodge, CAV Corporation (the "Purchaser") and Cyprus Amax (the "Phelps Dodge Merger Agreement"), providing for the merger (the "Phelps Dodge Merger") of the Company with and into the Purchaser, the Purchaser has amended the Phelps Dodge Offer (the Phelps Dodge Offer as amended being herein referred to as the "Amended Offer") to (a) increase the price to be paid pursuant to the Phelps Dodge Offer and (b) amend the conditions of the Phelps Dodge Offer to conform to the conditions set forth as Annex A to the Phelps Dodge Merger Agreement.

ITEM 3.  IDENTITY AND BACKGROUND.

                              THE MERGER AGREEMENT

THE AMENDED OFFER

     Conditions. Phelps Dodge's obligation to complete the Phelps Dodge Offer is subject to the following conditions:

     - a majority of the outstanding shares of Cyprus Amax shall have been tendered and not withdrawn (the "Minimum Condition");

     - the approval by Phelps Dodge stockholders of the issuance of Phelps Dodge Common Stock in the Amended Offer and the Phelps Dodge Merger;

     - such shares of Phelps Dodge Common Stock shall have been authorized for listing on the NYSE, subject to official notice of issuance;

     - the effectiveness of the registration statement for such Phelps Dodge Common Stock;

     - no legal restraint such as an injunction shall be in effect that would prevent consummation of the Amended Offer;

     - no change in tax law that would be inconsistent with the Phelps Dodge Merger qualifying as a reorganization under Section 368(a) of the Code;

     - accuracy of representations and warranties of Cyprus Amax, unless failure to be accurate would not reasonably be expected to have a material adverse effect on Cyprus Amax; and

     - compliance by Cyprus Amax in all material respects with material agreements and covenants in the Phelps Dodge Merger Agreement.

     Phelps Dodge has agreed that, without the prior written consent of Cyprus Amax, no change may be made to the Minimum Condition or which decreases the price per share of Cyprus Amax Common Stock payable in the Amended Offer, which changes the form of consideration payable in the Amended Offer, which reduces the maximum number of shares of Cyprus Amax Common Stock to be acquired in the Amended Offer, which imposes conditions to the Amended Offer in addition to those set forth in the Merger Agreement, or which amends any other term of the Amended Offer in any manner adverse to the holders of the Cyprus Common Stock. Without the prior written consent of Cyprus, Parent will not waive the Minimum Condition if, as a result, Purchaser would acquire less than a majority of the Cyprus Amax Common Stock outstanding.
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     Election Procedures.  Each holder of Cyprus Amax Common Stock shall be entitled, with respect to each share of Cyprus Amax Common Stock held by such holder, to elect to receive either $20.54 per share (the "Cyprus Cash Consideration") or 0.3500 of a share of Phelps Dodge Common Stock (the "Cyprus Stock Consideration"). Cyprus Amax shares that are validly tendered and not withdrawn and (i) covered by elections to receive the Cyprus Cash Consideration are "Cyprus Cash Election Shares", (ii) covered by elections to receive the Cyprus Stock Consideration are "Cyprus Stock Election Shares" and (iii) not covered by a valid election to receive either the Cyprus Cash Consideration or the Cyprus Stock Consideration are "Cyprus Non-Electing Shares".

     If the aggregate Cyprus Cash Consideration elected in respect of all Cyprus Cash Election Shares exceeds $7.61176875 multiplied by the total number of shares of Cyprus Amax Common Stock outstanding immediately prior to closing of the Amended Offer (the "Cyprus Maximum Cash Consideration"), the following will occur:

     - each Cyprus Cash Election Share will be exchanged in the Amended Offer for (i) $20.54 multiplied by a fraction (the "Cyprus Cash Proration Factor"), the numerator of which is the Cyprus Maximum Cash Consideration and the denominator of which is the number of Cyprus Cash Election Shares multiplied by $20.54, and (ii) a number of shares of Phelps Dodge Common Stock equal to 0.3500 multiplied by 1 minus the Cyprus Cash Proration Factor; and

     - each Cyprus Stock Election Share and each Cyprus Non-Electing Share will be exchanged for 0.3500 of a share of Phelps Dodge Commons Stock.

     If the aggregate Cyprus Stock Consideration elected in respect of all Cyprus Stock Election Shares exceeds 0.2203 multiplied by the total number of shares of Cyprus Amax Common Stock outstanding immediately prior to closing of the Amended Offer (the "Cyprus Maximum Stock Consideration"), the following will occur:

     - each Cyprus Stock Election Share will be exchanged in the Amended Offer for (i) a number of shares of Phelps Dodge Common Stock equal to 0.3500 multiplied by a fraction (the "Cyprus Stock Proration Factor"), the numerator of which is the Cyprus Maximum Stock Consideration and the denominator of which is the number of Cyprus Stock Election Shares multiplied by 0.3500, and (ii) cash in an amount equal to $20.54 multiplied by 1 minus the Cyprus Stock Proration Factor; and

     - each Cyprus Cash Election Share and each Cyprus Non-Electing Share will be exchange for $20.54, without interest.

     If there is not an excess in cash or stock election, the following will occur:

     - each Cyprus Cash Election Share will be exchanged for $20.54 in cash without interest; and

     - each Cyprus Stock Election Share will be exchanged for 0.3500 of a share of Phelps Dodge Common Stock.

     Each Cyprus Non-Electing Share will be exchanged for (i) an amount in cash without interest equal to $20.54 multiplied by a fraction (the "Cyprus Non-Electing Proration Factor"), the numerator of which is the difference between the Cyprus Cash Number (as hereinafter defined) less the number of Cyprus Cash Election Shares and the denominator of which is the number of Cyprus Non-Electing Shares; and (ii) a number of shares of Phelps Dodge Common Stock equal to 0.3500 multiplied by 1 minus the Cyprus Non-Electing Proration Factor. The Cyprus Cash Number is determined by dividing the Cyprus Maximum Cash Consideration by $20.54.

     Expiration or Termination of Amended Offer. Phelps Dodge has agreed that, without the prior written consent of Cyprus Amax, it shall not terminate or withdraw the Amended Offer or extend the expiration date of the Amended Offer unless at the expiration date of the Amended Offer the conditions to the Amended Offer shall not have been satisfied or earlier waived. If, at the expiration date of the Amended Offer, the

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conditions to the Amended Offer shall not have been satisfied or earlier waived but there is a reasonable possibility that such conditions may be satisfied prior to March 31, 2000, Phelps Dodge shall extend the expiration date of the Amended Offer for an additional period or periods of time, each of which being no longer than five business days, until the date such conditions are satisfied or earlier waived and Phelps Dodge becomes obligated to accept for payment and pay for shares of Cyprus Amax Common Stock tendered pursuant to the Amended Offer; provided, however, that if the condition to the Amended Offer relating to a material breach by Cyprus Amax has not been satisfied at the expiration date and Phelps Dodge has given notice of the breach that has caused such condition not to be satisfied, Phelps Dodge shall have no further obligation to extend the expiration date of the Amended Offer if such breach has not been cured within 30 days of such notice.

FORM OF MERGER

     If all the conditions to the merger are satisfied or waived in accordance with the merger agreement, the Purchaser, a wholly owned subsidiary of Phelps Dodge, will merge with Cyprus Amax, with the Purchaser surviving (the "Surviving Corporation"). As a result of the merger, the identity and separate existence of Cyprus Amax shall cease. The Phelps Dodge Merger will become effective when the applicable certificate of merger is filed with the Secretary of State of the State of Delaware. It is currently anticipated that the Phelps Dodge Merger will become effective during the fourth quarter of 1999.

CONSIDERATION TO BE RECEIVED IN THE MERGER

     At the time the Phelps Dodge Merger becomes effective:

     CONVERSION OF CYPRUS AMAX COMMON STOCK. Subject to no fractional shares being issued, each issued and outstanding share of Cyprus Amax Common Stock (other than shares to be canceled in accordance with the Phelps Dodge Merger Agreement) shall be converted into the Cyprus Stock Consideration, the Cyprus Cash Consideration or a combination thereof, determined pursuant to provisions of the Phelps Dodge Merger Agreement (such consideration is referred to herein as the "Merger Consideration"). If there is an excess of cash elections with respect to the Amended Offer, each outstanding share of Cyprus Amax Common Stock will be converted in the Phelps Dodge Merger into the right to receive the Cyprus Amax Stock Consideration. If there is an excess of stock elections with respect to the Amended Offer, each outstanding share of Cyprus Amax Common Stock will be converted in the Phelps Dodge Merger into the right to receive the Cyprus Amax Cash Consideration. If there is not an excess in cash or stock election, each outstanding share of Cyprus Amax Common Stock will be converted in the Phelps Dodge Merger into (i) an amount of cash equal to the Cyprus Amax Merger Cash Amount (as hereinafter defined), without interest, and (ii) a number of shares of Phelps Dodge Common Stock equal to the Cyprus Amax Merger Stock Amount (as hereinafter defined). The Cyprus Amax Merger Cash Amount and the Cyprus Amax Merger Stock Amount will be determined as follows:

          1. The aggregate amount of Cyprus Amax Cash Consideration actually paid in the Amended Offer will be subtracted from the Total Cyprus Amax Available Cash (as hereinafter defined) to determine the amount of cash available to be paid in the Phelps Dodge Merger (the "Aggregate Cyprus Amax Merger Cash Consideration"). Total Cyprus Amax Available Cash equals (i) the number of shares of Cyprus Amax Common Stock exchanged in the Amended Offer plus the number of shares of Cyprus Amax Common Stock to be converted in the Phelps Dodge Merger, multiplied by (ii) $7.61176875.

          2. The Aggregate Cyprus Amax Merger Cash Consideration will be divided by the number of shares of Cyprus Amax Common Stock to be converted in the Phelps Dodge Merger, to determine the amount of cash consideration to be paid in respect of each such share of Cyprus Amax Common Stock in the Phelps Dodge Merger (the "Cyprus Amax Merger Cash Amount").

          3. The aggregate number of shares of Phelps Dodge Common Stock actually issued as Cyprus Amax Stock Consideration in the Amended Offer
     will be subtracted from the Total Cyprus Amax Available Stock (as hereinafter defined) to determine the number of shares of Phelps Dodge Common Stock available to be paid in the Phelps Dodge Merger (the
     "Aggregate Cyprus Amax Merger Stock
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     Consideration"). Total Cyprus Amax Available Stock equals (i) the number of shares of Cyprus Amax Common Stock exchanged in the Amended Offer plus the number of shares of Cyprus Amax Common Stock to be converted in the Phelps Dodge Merger, multiplied by (ii) 0.2203.

          4. The Aggregate Cyprus Amax Merger Stock Consideration will be divided by the number of shares of Cyprus Amax Common Stock to be converted in the Phelps Dodge Merger, to determine the number of shares of Phelps Dodge Common Stock to be issued in respect of each such share of Cyprus Amax Common Stock in the Phelps Dodge Merger (the "Cyprus Amax Merger Stock Amount").

     As of the effective time of the Phelps Dodge Merger, all such shares of Cyprus Amax Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate or certificates which immediately prior to the effective time represented outstanding shares of Cyprus Amax Common Stock shall cease to have any rights with respect thereto, except the right to receive (x) if the Merger Consideration includes Phelps Dodge Common Stock,
     (i) Phelps Dodge certificates, (ii) certain dividends and other distributions in accordance with the Phelps Dodge Merger Agreement, and
     (iii) cash instead of fractional shares of Phelps Dodge Common Stock in accordance with the Phelps Dodge Merger Agreement, without interest, and
     (y) if the Merger Consideration includes cash, the appropriate cash amounts.

EXCHANGE AGENT; PROCEDURES FOR EXCHANGE OF CERTIFICATES

     EXCHANGE AGENT. At the time the Phelps Dodge Merger becomes effective, Phelps Dodge shall enter into an agreement with a bank or trust company that is satisfactory to Cyprus Amax to act as the exchange agent. Phelps Dodge shall deposit with the exchange agent cash and certificates representing the number of whole shares of Phelps Dodge Common Stock issuable or payable pursuant to the Phelps Dodge Merger Agreement in exchange for outstanding shares of Cyprus Amax Common Stock. Soon after the completion of the Phelps Dodge Merger, Phelps Dodge will send a letter to each person who was a Cyprus Amax stockholder at the time the Phelps Dodge Merger became effective. The letter will contain instructions on how to surrender Cyprus Amax stock certificates to the exchange agent and receive shares of Phelps Dodge and cash. See "-- Consideration to Be Received in the Merger."

     DIVIDENDS. Holders of Cyprus Amax Common Stock will not be entitled to receive any dividends or other distributions payable by Phelps Dodge until they exchange their Cyprus Amax stock certificates for certificates representing shares of Phelps Dodge Common Stock. Once they deliver their Cyprus Amax stock certificates to the exchange agent, those stockholders will receive, subject to applicable laws, accumulated dividends and distributions, without interest.

     FRACTIONAL SHARES. No fractional shares of Phelps Dodge Common Stock will be issued upon the surrender of certificates representing shares of Cyprus Amax Common Stock. No dividend or other distribution of Phelps Dodge will relate to any such fractional shares and no such fractional shares will entitle the owner thereof to any voting or other rights of a stockholder of Phelps Dodge.

     Holders of Cyprus Amax Common Stock otherwise entitled to fractional shares of Phelps Dodge Common Stock will receive a cash payment instead of such fractional shares. Following the effective time, the exchange agent will determine the excess of the number of whole shares of Phelps Dodge Common Stock delivered to the exchange agent by Phelps Dodge for distribution to Cyprus Amax stockholders over the aggregate number of whole shares of Phelps Dodge Common Stock to be distributed to Cyprus Amax stockholders. The exchange agent will then, on behalf of the former stockholders of Cyprus Amax, sell the excess shares at then prevailing prices on the New York Stock Exchange, all in the manner provided in the Phelps Dodge Merger Agreement.

     As soon as practicable after the determination of the amount of cash to be paid to holders of Cyprus Amax Common Stock with respect to any fractional share interests, the exchange agent will make available such amounts to such holders of Cyprus Amax stock subject to and in accordance with the terms of the Phelps Dodge Merger Agreement.

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     DISSENTING SHARES.  Shares of Cyprus Amax Common Stock that are outstanding immediately prior to the time the Phelps Dodge Merger becomes effective and which are held by persons who have properly demanded appraisal for their shares in accordance with Section 262 of the Delaware General Corporation Law shall not be converted into the right to receive the Merger Consideration. Such persons shall be entitled to receive payment of the appraised value of such shares.

SURVIVING CORPORATION FOLLOWING THE MERGER

     NAME OF SURVIVING CORPORATION. The name of the surviving corporation from and after the effective time of the Phelps Dodge Merger (the "effective time") shall be "Cyprus Amax Minerals Company" until changed or amended in accordance with applicable Law.

     CHARTER DOCUMENTS. At the effective time, the certificate of incorporation and the bylaws of the Purchaser, as in effect immediately prior to the effective time, shall be the certificate of incorporation and bylaws, respectively, of the Surviving Corporation.

     DIRECTORS AND OFFICERS. The directors of the Purchaser at the effective time shall be the directors of the Surviving Corporation until their respective successors are duly elected and qualified, as the case may be. The officers of the Purchaser at the effective time shall be the officers of the Surviving Corporation until their respective successors are duly appointed.

REPRESENTATIONS AND WARRANTIES IN THE PHELPS DODGE MERGER AGREEMENT

     In the Phelps Dodge Merger Agreement both parties make representations and warranties to each other about their companies with respect to, among other things:

     - their organization, existence, good standing, corporate power, subsidiaries and similar corporate matters;

     - their capitalization;

     - their authorization, execution, delivery and performance and the enforceability of the Phelps Dodge Merger Agreement and related matters;

     - the recommendation by their boards of directors to their stockholders of the Phelps Dodge Merger Agreement and the transactions contemplated thereby;

     - the absence of conflicts, defaults or violations under their certificates of incorporation and bylaws, certain other agreements and laws as a result of the contemplated transactions, and related matters;

     - filings with the SEC and the accuracy and completeness of the information contained in such filings;

     - environmental matters;

     - employee benefit matters;

     - the Phelps Dodge prospectus, the Phelps Dodge proxy statement, the registration statement and other SEC filings and the accuracy of the information contained therein;

     - the inapplicability of the Cyprus Amax stockholder rights plan to the merger;

     - tax matters;

     - the receipt of fairness opinions from each party's financial advisors;

     - required stockholder approvals with respect to the contemplated transactions;

     - the absence of certain material changes in each party's respective businesses since December 31, 1998;

     - the absence of undisclosed material liabilities;

     - labor relations; and

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     - no prior activities conducted by Purchaser.

     All representations and warranties of Phelps Dodge and Cyprus Amax expire at the time the Phelps Dodge Merger becomes effective.

COVENANTS IN THE PHELPS DODGE MERGER AGREEMENT

     The Phelps Dodge Merger Agreement provides that, until the Phelps Dodge Merger has been completed, neither of Phelps Dodge or Cyprus Amax will take certain actions without the consent of the other party or as otherwise permitted by the Phelps Dodge Merger Agreement. More specifically, the parties have agreed to the following with respect to themselves and, where applicable, their subsidiaries, except as otherwise permitted by the Phelps Dodge Merger
Agreement:

     - Conduct of Operations. The parties will conduct their business operations according to their ordinary and usual course of business in substantially the same manner as conducted prior to the Phelps Dodge Merger Agreement.

     - Preserve Organizations. The parties will use their reasonable best efforts to preserve intact their business organizations and goodwill, keep available the services of their current officers and other key employees, and preserve their business relationships.

     - Parties to Confer. The parties will confer with each other and report on material operational matters and the general status of ongoing operations.

     - Notice of Certain Events. The parties will notify each other of certain changes or events which would have a material adverse effect on Phelps Dodge or Cyprus Amax, as the case may be.

     - Dividends and Reclassifications. The parties will not declare or pay any dividends on or make any distribution with respect to their outstanding shares of stock other than regular quarterly dividends on, in the case of Phelps Dodge, its common stock, and, in the case of Cyprus Amax, its common stock and preferred stock, and they will not split, combine or reclassify any shares of their capital stock.

     - Amendments to Plans. The parties will not enter into or amend their employee benefit plans or employment agreements, except in the ordinary course of business consistent with past practice, as otherwise provided in the Phelps Dodge Merger Agreement or as required by law.

     - Business Combinations; Assets. The parties will not enter into any business combinations, acquisitions or dispositions of material amounts of assets or securities, or release any material contract rights, in each case not in the ordinary course of business.

     - Governing Documents. The parties will not propose or adopt any amendments to their corporate charters or bylaws.

     - Issuance of Capital Stock. The parties will not issue or authorize the issuance of any shares of their capital stock of any class, except that each is permitted to issue shares of common stock upon the exercise of stock options or other rights outstanding on the date of the Phelps Dodge Merger Agreement and in accordance with the terms of such options or other rights in effect on the date of the Phelps Dodge Merger Agreement.

     - Repurchase of Stock. The parties will not purchase or redeem any shares of their stock or any rights, warrants or options to acquire any such shares, except in the ordinary course of business in connection with employee incentive and benefit plans or arrangements in existence on the date of the Phelps Dodge Merger Agreement.

     - Indebtedness. The parties will not incur, assume or prepay any indebtedness or other material liabilities, other than indebtedness with a wholly owned subsidiary or between wholly owned subsidiaries.

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

     - Properties and Assets. The parties will not sell, lease, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of their properties or assets (including securitizations), other than in the ordinary course of business consistent with past practice.

     - Tax Treatment. The parties will not take any actions that would reasonably be expected to cause the Phelps Dodge Merger not to constitute transactions described in Section 368(a) of the Internal Revenue Code.

     - Tax Election. The parties will not make any material tax election or settle or compromise any material tax liability, other than in the ordinary course of business consistent with past practice. Cyprus Amax may make an election under Section 338(h)(10) of the tax code relating to the completed sale of Cyprus Amax Coal Company.

     - Agree to Take Actions. The parties agree not to take any of the foregoing actions or take any action which would:

      - make any of the representations or warranties contained in the Phelps Dodge Merger Agreement untrue or incorrect, or

      - result in any of the conditions to the Phelps Dodge Merger set forth in the Phelps Dodge Merger Agreement not being satisfied.

     - Investigation. The parties have agreed that, subject to applicable laws or regulations, prior to the time the Phelps Dodge Merger becomes effective the parties will afford one another's authorized representatives full and complete access to each party's properties, books, contracts, commitments and records and any document filed or received by them pursuant to applicable securities laws. Also, the parties will each use their reasonable best efforts to cause their representatives to furnish promptly to one another any additional information about their respective businesses and properties as the other or its duly authorized representatives may reasonably request. However, neither will be required to disclose information to the other that would cause significant competitive harm to the disclosing party or its affiliates if the Phelps Dodge Merger is not completed. All confidential information obtained by Phelps Dodge or Cyprus Amax will be kept confidential. Confidential information will be used only in connection with consummating the transactions contemplated by the Phelps Dodge Merger Agreement.

STOCKHOLDER APPROVALS AND OTHER COOPERATION

     The parties have agreed to:

     - prepare and file with the SEC, as soon as is reasonably practicable, an information statement to be sent to Cyprus Amax after the Amended Offer;

     - use reasonable best efforts to have the information statement cleared by the SEC;

     - amend as necessary the registration statement of which this prospectus is a part;

     - as soon as is reasonably practicable, take all actions required under state blue sky or securities laws in connection with the issuance of shares of Phelps Dodge Common Stock in the Phelps Dodge Merger;

     - promptly prepare and file stock exchange listing applications covering the shares of Phelps Dodge Common Stock issuable under the Phelps Dodge Merger Agreement and use their reasonable best efforts to obtain, prior to the time the Phelps Dodge Merger becomes effective, approval for the listing of Phelps Dodge Common Stock, subject only to official notice of issuance;

     - cooperate with one another in order to lift any injunctions or remove any other impediment to the consummation of the contemplated transactions; and

     - cooperate with one another in obtaining opinions of Shearman & Sterling, special counsel to Phelps Dodge, and Wachtell, Lipton, Rosen & Katz, special counsel to Cyprus Amax, concerning certain tax matters.
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

     Each party has also agreed:

     - that Cyprus Amax will cause the information statement to be mailed to its stockholders as promptly as practicable after it is cleared by the SEC;

     - as soon as practicable following the date of the Phelps Dodge Merger Agreement, to duly call and hold a meeting of its stockholders to obtain approval of the Phelps Dodge Merger and the other contemplated transactions;

     - subject to its ability to change its recommendation as described under "--No Solicitation of Alternative Takeover Proposals" below, through its boards of directors, to recommend to its stockholders that it approves the Phelps Dodge Merger and the other contemplated transactions;

     - to use its best efforts to hold its stockholders meetings as soon as practicable after the date of the Phelps Dodge Merger Agreement;

     - that Phelps Dodge shall vote, or cause to be voted, all of the Cyprus Amax Common Stock then owned by it or any of its subsidiaries or over which it has direct or indirect voting authority in favor of the approval of the Phelps Dodge Merger and of the approval and adoption of the Phelps Dodge Merger Agreement;

     - that after Purchaser has purchased shares of Cyprus Amax Common Stock through the Amended Offer, Phelps Dodge will be entitled to designate a number of directors on the Cyprus Amax Board that will give Phelps Dodge a percentage of representation on the Cyprus Amax Board equal to the percentage of shares of Cyprus Amax Common Stock that it then owns; and

     - that the obligation of Phelps Dodge to obtain approvals under antitrust laws is unconditional and is not qualified by best efforts.

     In addition, the Phelps Dodge Merger Agreement contains general covenants requiring each party to take any further action necessary or desirable to carry out the purposes of the Phelps Dodge Merger Agreement and to use reasonable efforts to take all actions necessary, proper or advisable to consummate the contemplated transactions. These general requirements are limited so that neither party will be required to undertake divestitures which would have material adverse effects on the companies.

NO SOLICITATION OF ALTERNATIVE TAKEOVER PROPOSALS

     Cyprus Amax agreed that it will not, nor will it permit any of its subsidiaries to, authorize or permit any of its respective directors, officers, employees or any representative retained by Cyprus Amax or any of its subsidiaries to, directly or indirectly through another person:

     - solicit, initiate or encourage (whether by furnishing information or otherwise), or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes or reasonably could be expected to lead to any Takeover Proposal (as defined below), or

     - participate in any discussions or negotiations regarding any Takeover Proposal.

     A "Takeover Proposal" means, other than the transactions contemplated by the Phelps Dodge Merger Agreement,

     - any inquiry, proposal or offer, or any improvement, restatement, amendment, renewal or reiteration of any such inquiry, proposal or offer, from any person relating to any direct or indirect acquisition of a business or equity securities of Cyprus Amax or any of its subsidiaries,

     - any tender offer or exchange offer that if consummated would result in any person beneficially owning any class of equity securities of Cyprus Amax or any of its subsidiaries, or

     - any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Cyprus Amax or any of its subsidiaries.

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     Except as provided in the next two paragraphs, neither the board of directors of Cyprus Amax nor any committee of such board will do any of the following:

     - withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to the other party, the approval or recommendation by the board of directors or any committee, of the Phelps Dodge Merger or the Phelps Dodge Merger Agreement,

     - approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal, or

     - cause Cyprus Amax to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Takeover Proposal.

     However, if the board of directors of Cyprus Amax receives a Takeover Proposal and the board of directors of Cyprus Amax determines in good faith, after consultation with outside counsel and its financial advisor that such Takeover Proposal is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of the proposal and would, if consummated, result in a transaction more favorable to Cyprus Amax shareholders than the transaction contemplated by the Phelps Dodge Merger Agreement, the board of directors of Cyprus Amax may (x) take any of the actions described above or (y) terminate the Phelps Dodge Merger Agreement (and concurrently with or after such termination, if it so chooses, cause Cyprus Amax to enter into any Acquisition Agreement with respect to any Takeover Proposal) but only after the fifth business day following Phelps Dodge's receipt of written notice advising Phelps Dodge that the board of directors of Cyprus Amax is prepared to accept a Takeover Proposal, specifying the material terms and conditions of such Takeover Proposal and identifying the person making such Takeover Proposal.

     Notwithstanding any subsequent determination by the Board of Directors of Cyprus Amax to change such recommendation, the Phelps Dodge Merger Agreement shall be submitted to the stockholders of Cyprus Amax at the Cyprus Amax stockholder meeting for the purpose of obtaining the Cyprus Amax stockholder approval and nothing contained in the Phelps Dodge Merger Agreement shall be deemed to relieve Cyprus Amax of such obligation.

     The Phelps Dodge Merger Agreement does not prohibit the parties

     - from taking and disclosing to their respective stockholders a position with respect to a tender offer required by law, or

     - from making any disclosure to their respective stockholders if, in the good faith judgment of the board of directors, after consultation with outside counsel, failure to disclose would be inconsistent with its obligations under applicable law.

     Each of the parties has agreed to notify promptly the other party orally and in writing of any request for information or of any Takeover Proposal, the material terms and conditions of such request or proposal and the identity of the person making such request or proposal, and will keep the other party reasonably informed of the status and details of any such request or proposal.

STOCK OPTIONS AND OTHER STOCK-BASED AWARDS

     Simultaneously with the Phelps Dodge Merger, each outstanding option to purchase Cyprus Amax Common Stock and related stock appreciation right (SAR), if any, will be converted into an option (together with an SAR, if applicable) to acquire the number of shares of Phelps Dodge Common Stock equal to the number of shares of Cyprus Amax Common Stock which could have been obtained upon the exercise of the option immediately prior to the time the Phelps Dodge Merger becomes effective multiplied by the Cyprus Amax stock consideration.

     In the case of an option to purchase Cyprus Amax Common Stock, the exercise price per share of Phelps Dodge Common Stock will be adjusted to equal the exercise price for such option as in effect immediately prior to the time the Phelps Dodge Merger becomes effective divided by the Cyprus Amax stock consideration. Phelps Dodge will assume the obligations of Cyprus Amax with respect to such options. Phelps Dodge will assume the obligations of Cyprus Amax under their respective option plans and, except as described above, the terms of such options (and SARs) shall continue to apply in accordance with the terms of the plans and agreements under which they were issued, including any provisions for acceleration.

     Simultaneously with the Phelps Dodge Merger, each outstanding award (including restricted stock, performance units, shares units and performance shares) under any employee incentive or benefit plan or arrangement and non-employee director plan presently maintained by Cyprus Amax will be converted into a similar instrument of Phelps Dodge, with appropriate adjustments to preserve the inherent value of the awards with no detrimental effects on the holders. The other terms of each award will continue to apply, including any provisions which the restrictions will have lapsed on or prior to the time the Phelps Dodge Merger becomes effective. Shares of such previously restricted stock will be converted in accordance with the conversion provisions applicable to other shares of common stock.

     Following the completion of the business combination, Phelps Dodge will reserve for issuance and delivery a sufficient number of shares of Phelps Dodge Common Stock upon the exercise of any Cyprus Amax stock options.

BENEFITS MATTERS

     It is the intention of the parties that for a period of one year following the completion of the business combination, Phelps Dodge will maintain the employee benefit plans of Cyprus Amax generally in accordance with their terms in effect at the completion of the business combination, with only amendments that are required by applicable law or permitted by the terms of that agreement, and which do not adversely affect the rights of participants under such agreement. In addition, following the completion of the business combination, Phelps Dodge will guarantee the performance of certain existing employment agreements and benefit plans of Cyprus Amax.

     Phelps Dodge has also agreed that it will

     - waive any limitations regarding pre-existing conditions and eligibility waiting periods under any welfare or employee benefit plan maintained by Cyprus Amax following the completion of the business combination;

     - provide employees of Cyprus Amax with credit for any co-payments and deductibles paid in the calendar year prior to the completion of the business combination; and

     - generally, treat all service by employees of Cyprus Amax prior to the completion of the business combination as service with Phelps Dodge under all compensation and benefit plans and policies of Cyprus Amax.

INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE

     Phelps Dodge has agreed that all exculpation and indemnification provisions now existing in favor of the current or former directors or officers of Cyprus Amax as provided in its charter or bylaws or in any agreement will survive the business combination. Phelps Dodge has agreed that, for six years from the time the business combination becomes effective, it will indemnify such indemnified parties to the same extent as they were entitled while working on behalf of Cyprus Amax.

     Phelps Dodge has also agreed that, for three years from the time the business combination becomes effective, it will maintain in effect Cyprus Amax's current directors' and officers' liability insurance policies for those persons who are currently covered by the policies. However, Phelps Dodge will not be required to expend in any one year more than 150% of the annual premiums currently paid by Cyprus Amax. If the annual premiums of such insurance coverage exceed the 150% limit, Phelps Dodge only will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the limit. Phelps Dodge is entitled to meet its obligations under this paragraph by covering the relevant persons under its own insurance policies.

LITIGATION

     Prior to the effective time of the merger, each of the parties will terminate all litigation commenced against the other in connection with the business combination and the Phelps Dodge exchange offer for Cyprus Amax shares. Each party will also use its reasonable best efforts to have lawsuits commenced by third parties in connection with those transactions to be dismissed with prejudice.

CONDITIONS PRECEDENT TO THE PHELPS DODGE MERGER

     The Phelps Dodge Merger Agreement contains certain conditions to both parties' obligations to complete the Phelps Dodge Merger. Neither party will be obligated to complete the business combination unless at or prior to the time the business combination becomes effective:

     - Stockholder Approval. The approval of the stockholders of Phelps Dodge and Cyprus Amax have been obtained in accordance with applicable law.

     - Legality. No statute, rule, regulation, executive order, decree, ruling or injunction by any tribunal or governmental authority prohibits the consummation of the Phelps Dodge Merger substantially on the terms contemplated by the Phelps Dodge Merger Agreement.

     - The Purchaser shall have accepted for exchange all shares of Cyprus Amax Common Stock validly tendered and not withdrawn pursuant to the Amended Offer; provided, however, that this condition shall not be applicable to the obligations of the Purchaser if, in breach of the Phelps Dodge Merger Agreement, the Purchaser fails to accept for exchange and exchange any such shares validly tendered and not withdrawn pursuant to such offer.

TERMINATION

     The Phelps Dodge Merger Agreement may be terminated at any time prior to the time the Phelps Dodge Merger becomes effective, in any of the following circumstances:

     - by our mutual written consent;

     - by either of the parties if, without fault of either terminating party, the purchase of Cyprus Amax Common Stock pursuant to the Amended Offer has not occurred on or before March 31, 2000, which date can be extended by mutual written consent;

     - by either of the parties if the Amended Offer expires or is terminated or withdrawn without any Cyprus Amax Common Stock being purchased;

     - by either of the parties if a court or governmental body has issued an order (other than a temporary restraining order) enjoining or prohibiting the purchase of Cyprus Amax Common Stock pursuant to the Amended Offer or the Phelps Dodge Merger, if such order has become final and nonappealable, so long as the party seeking to terminate has used its reasonable best efforts to remove or lift such order; or a statute, rule, regulation, order, injunction or decree has been enacted, entered or promulgated which prohibits or makes illegal the consummation of the Phelps Dodge Merger substantially on the terms contemplated by the Phelps Dodge Merger Agreement, and which order, injunction, or decree has become final and nonappealable; or there shall have been a failure to obtain any required consent or approval under foreign laws or regulations which would prohibit consummation of the Amended Offer or the Phelps Dodge Merger or would have a material adverse effect on Phelps Dodge or Cyprus Amax;

     - by the Phelps Dodge board of directors, at any time prior to the purchase of any shares of Cyprus Amax Common Stock pursuant to the Amended Offer, if (i) the Board of Cyprus Amax or any committee thereof shall have withdrawn or modified in a manner which is adverse to Phelps Dodge its approval or recommendation of the Amended Offer or the Phelps Dodge Merger Agreement, (ii) the Cyprus Amax board shall have recommended another Takeover Proposal, (iii) there is a public disclosure of another Takeover Proposal and the Minimum Tender Condition is not satisfied, or

       (iv) the representations and warranties of Cyprus Amax are not correct as of the date of the Prospectus dated October 1, 1999 and as of the expiration date as though made on and as of the date of the Prospectus and the expiration date of the Amended Offer except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Cyprus Amax; and Cyprus Amax shall have performed or complied in all material respects with all the material agreements and covenants required by the Phelps Dodge Merger Agreement and such condition is not satisfied within 30 days of notice;

     - by Cyprus Amax, at any time prior to the acceptance for payment shares of Cyprus Amax Common Stock under the Amended Offer if there is a material breach of any of Phelps Dodge's representations, warranties or covenants contained in the Phelps Dodge Merger Agreement which is not cured within 10 days of notice; and

     - by Cyprus Amax in accordance with the provisions described under the caption "-- No Solicitation of Alternative Takeover Proposals"; provided that Cyprus Amax shall have complied with all provisions of such section and shall have paid the termination fee described below to Phelps Dodge.

CLOSING

     The closing of the Phelps Dodge Merger will take place within two business days after the later of the Phelps Dodge stockholder meeting and the Cyprus Amax stockholder meeting.

TERMINATION FEES

     Cyprus Amax is liable to Phelps Dodge for a termination fee of $45 million if the Phelps Dodge Merger Agreement is terminated under certain circumstances.

     In general, the termination fee is payable by Cyprus Amax if:

     - prior to the date of the Cyprus Amax stockholder meeting a Takeover Proposal is made known to Cyprus Amax or is made directly to its stockholders generally or any person has publicly announced an intention (whether or not conditional) to make a Takeover Proposal and thereafter the Phelps Dodge Merger Agreement is terminated by either party pursuant to certain specified provisions of the Phelps Dodge Merger Agreement.

     However, no termination fee is payable unless within eighteen months of the termination, Cyprus Amax or any of its subsidiaries enters into an agreement for or consummates a transaction whereby a third party acquires twenty percent of any class of stock of Cyprus Amax and its subsidiaries, or a business that constitutes twenty percent or more of the revenues, net income or assets of the Cyprus Amax, or otherwise consummates a Takeover Proposal.

     The Phelps Dodge Merger Agreement also provides that if Cyprus Amax fails to pay any termination fee which is judged to be due, Cyprus must pay the costs and expenses of any action taken to collect payment, together with interest on the termination fee.

     In addition, in the event the Phelps Dodge Merger Agreement is terminated under certain circumstances, Phelps Dodge will reimburse Cyprus Amax for the termination fee that has been paid to ASARCO Incorporated pursuant to an agreement and plan of merger between Cyprus Amax, Asarco Incorporated and other parties, dated as of July 15, 1999, or under the amendment to such merger agreement, dated September 27, 1999. There will be no reimbursement if the termination is a result of a breach by Cyprus Amax or if the termination is in connection with a Takeover Proposal for Cyprus Amax other than by Phelps Dodge.

COSTS AND EXPENSES

     Each of the parties will pay their own costs and expenses in connection with the Phelps Dodge Merger Agreement and the contemplated transactions whether or not the Phelps Dodge Merger is completed, except that the parties will equally share

     - the filing fee in connection with any HSR Act filing or any other required statutory approval;

     - the commissions and other out-of-pocket transaction costs, including the expenses and compensation of the exchange agent, incurred in connection with the sale of shares of Phelps Dodge Common Stock to generate cash to pay in lieu of fractional shares; and

     - all transfer taxes.

AMENDMENT

     At any time prior to the time the Phelps Dodge Merger becomes effective, we may amend or supplement any of the terms of the Phelps Dodge Merger Agreement in writing by both of us, provided that, following the purchase of Cyprus Amax Common Stock pursuant to the Amended Offer, the Phelps Dodge Merger Agreement shall not be supplemented or amended unless such supplement or amendment is approved by a vote of the majority of "continuing directors" of Cyprus Amax, and provided further that following approval by our respective stockholders we may not amend or change any provision relating to the Merger Consideration or make any other change not permitted under applicable law without further approval by the Cyprus Amax stockholders.

WAIVER

     At any time prior to the effective time, the Phelps Dodge Merger Agreement permits either party in writing to:

     - extend the time for the performance of any of the obligations or other acts of the other party;

     - waive any inaccuracies in the representations and warranties of the other party; and

     - waive compliance with any of the agreements or conditions of the other party contained in the Phelps Dodge Merger Agreement.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     On September 27, 1999, Cyprus Amax entered into Amendment No. 1 to the Merger Agreement with ASARCO ("Amendment No. 1 to the ASARCO Merger Agreement"), which permitted Cyprus Amax and ASARCO to independently explore alternatives to the ASARCO Merger Agreement. Amendment No. 1 to the ASARCO Merger Agreement was filed as Exhibit 23 to Amendment No. 6 to Cyprus Amax's Schedule 14D-9. On September 28, 1999, Milton H. Ward, Chairman, President and Chief Executive Officer of Cyprus Amax, contacted Douglas C. Yearley, Chairman and Chief Executive Officer of Phelps Dodge, to discuss the possibility of a two-way business combination between Cyprus Amax and Phelps Dodge. (Messrs. Ward and Yearley had previously met on September 24, 1999, along with Francis R. McAllister, Chief Executive Officer of ASARCO, to discuss the possibility of a three-way business combination among Cyprus Amax, ASARCO and Phelps Dodge.) From September 28, 1999 to the morning of September 30, 1999, representatives of Cyprus Amax and Phelps Dodge and their respective financial and legal advisors negotiated the terms, including the proposed exchange ratio and cash portion, of the proposed merger agreement. Also during this period, representatives of Cyprus Amax and its financial advisor had contacts with other potential partners for a business combination.

     On September 30, 1999, the Cyprus Amax Board of Directors held a special meeting to consider the proposed two-way business combination with Phelps Dodge. At the meeting, (1) Mr. Ward and other officers of Cyprus Amax reviewed the status of the transaction and discussed with the directors the reasons for the transaction, (2) representatives of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") made a financial presentation concerning the transaction and (3) Cyprus Amax's legal advisors outlined the terms of the proposed transaction. Merrill Lynch rendered its opinion that, as of such date, and based upon and subject to the matters set forth in their opinion, the consideration to be received by Cyprus Amax stockholders in the Amended Offer and the Phelps Dodge Merger is fair from a financial point of view to such holders. At the special meeting, the Cyprus Amax Board of Directors approved and adopted the Phelps Dodge Merger Agreement and the related transactions by the unanimous vote of the directors present.

     In reaching its conclusion described above, the Cyprus Amax Board of Directors considered the following factors, among others:

     1. At a meeting held on September 8, 1999, the Cyprus Amax Board had unanimously determined that the Phelps Dodge Offer was inadequate and not in the best interests of Cyprus Amax and its stockholders. The basis for the Board's rejection of the Phelps Dodge Offer was set forth in the
        Schedule 14D-9. The price of $7.61 in cash and 0.2203 shares of Phelps Dodge Common Stock per share of Cyprus Amax Common Stock provided by the Amended Offer and the Phelps Dodge Merger Agreement represents a substantial increase over the price of 0.3135 shares of Phelps Dodge Common Stock per share of Cyprus Amax Common Stock provided by the Phelps Dodge Offer that the Board rejected on September 8, 1999.

     2. The Board reviewed the possible alternatives to the Phelps Dodge Merger, including the potential merger with ASARCO, the value to stockholders of such alternatives and the timing and likelihood of achieving additional value from these alternatives, and the possibility that equally suitable partners for merger and consolidation would be available. In this connection, the Board considered the fact that, since the execution of Amendment No. 1 to the ASARCO Merger Agreement, representatives of Cyprus Amax had contacted certain third parties who, it was believed, might have a potential interest in a transaction with Cyprus Amax, and the Board considered the responses to such inquiries. The Board of Directors concluded that the Phelps Dodge Merger was superior to any alternatives and that, if a superior alternative did become available, Cyprus Amax would be able to pursue such an alternative under the terms of the Phelps Dodge Merger Agreement. The Board of Directors considered the course of discussions and negotiations with ASARCO up to the date of the September 30 meeting of the Board, along with other facts and circumstances such as the offer made on September 27, 1999 by Grupo Mexico for ASARCO.

     3. The Board considered the pending offer by Phelps Dodge for ASARCO and the effect that such a combination would have on a combined Phelps Dodge/Cyprus Amax.

     4. The Board considered the fact that the Amended Offer and Phelps Dodge Merger provided stockholders of Cyprus Amax the opportunity to receive a premium for their shares, and, in addition, the stockholders of Cyprus Amax could elect to continue to hold shares representing an equity interest in the combined company, and that there exists no controlling stockholder of Phelps Dodge now or immediately after the Phelps Dodge Merger. In this connection, the Board of Directors considered that Cyprus Amax stockholders would own approximately 25.6% of the shares of the combined Phelps Dodge/Cyprus Amax.

     5. The Board reviewed the opinion of Merrill Lynch, Cyprus Amax's financial advisor, that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth in the opinion, the consideration to be received by Cyprus Amax stockholders in the Amended Offer and the Phelps Dodge Merger is fair from a financial point of view to such holders.

     6. The Board considered that Phelps Dodge had already received United States antitrust approval for the acquisition.

     7. The Board considered that the transaction with Phelps Dodge was expected to be immediately and substantially accretive to cash flow and earnings per share for Cyprus Amax shareholders who receive Phelps Dodge shares in exchange for their Cyprus Amax Common Stock, and that the consideration to be received by Cyprus Amax stockholders indicated that the synergies being contributed to the combined company by Cyprus Amax were being recognized in the exchange ratio and cash portion of the Amended Offer and the merger consideration.

     8. The Board considered the business combination with Phelps Dodge as an opportunity to improve stockholder value as a result of becoming a world-class, lower-cost global copper producer with significant opportunities to integrate operations in the southwestern United States, administrative functions, and exploration and development activities.

     Cyprus Amax's Board of Directors also considered certain countervailing factors in its deliberations concerning the Phelps Dodge Merger, including:

     1. The Board considered that Cyprus Amax was required to pay a termination fee of $45 million to ASARCO under Amendment No. 1 to the ASARCO Merger Agreement (the "ASARCO Termination Fee") in order to be free to enter into the Phelps Dodge Merger Agreement.

     2. The Board reviewed the terms and conditions of the Phelps Dodge Merger Agreement, including the following:

        - The Board considered the provision under the Phelps Dodge Merger Agreement that provided that Phelps Dodge would reimburse Cyprus Amax for the ASARCO Termination Fee if the Phelps Dodge Merger Agreement is terminated under circumstances specified in the Phelps Dodge Merger Agreement, but that the ASARCO Termination Fee would not be reimbursed to Cyprus Amax under all circumstances of termination of the Phelps Dodge Merger Agreement.

        - The Board considered the requirement under the Phelps Dodge Merger Agreement that Cyprus Amax pay to Phelps Dodge a termination fee of $45 million if the Phelps Dodge Merger Agreement is terminated under circumstances specified in the Phelps Dodge Merger Agreement.

        While the Board thought that these provisions could result in significant fees to be borne by Cyprus Amax, it accepted these provisions as a means to obtain other terms favorable to Cyprus Amax, in particular the right to negotiate or exchange information with potential bidders and the right to terminate the Phelps Dodge Merger Agreement, in each case, in the event of an alternative transaction that the Board determined was superior to the transaction with Phelps Dodge.

     Following the approval of the Cyprus Amax Board of Directors, on September 30, 1999, Cyprus Amax terminated the ASARCO Merger Agreement and immediately thereafter Cyprus Amax and Phelps Dodge executed the Phelps Dodge Merger Agreement and issued a joint press release.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to the terms of a letter agreement dated September 30, 1999, relating to the financial advisory services provided by Merrill Lynch, Cyprus Amax has agreed to pay Merrill Lynch as follows: (1) a cash fee of $750,000, which was payable upon the date of the letter agreement with Merrill Lynch and
(2) a cash fee of $10.5 million upon consummation of the Phelps Dodge Offer; provided that any fee previously paid to Merrill Lynch pursuant to clause (1) will be deducted from any fee to which Merrill Lynch is entitled pursuant to clause (2). Cyprus Amax has also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses, including the reasonable fees and disbursements of legal counsel, and to indemnify Merrill Lynch and certain related parties from and against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (b) To the best of Cyprus Amax's knowledge, all of Cyprus Amax's executive officers, directors and affiliates currently intend to tender all shares of Cyprus Amax Common Stock that are owned beneficially or held of record by such persons.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     The special meeting of Cyprus Amax's stockholders that had been scheduled for September 30, 1999 and then postponed until October 7, 1999 has been canceled.

     Cyprus Amax and Phelps Dodge have agreed to take certain action with respect to the currently pending litigation between them. See Item 3 above.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 of the Schedule 14D-9 is hereby amended and restated as follows:

Exhibit 1:   Pages 62, 64-66, 72-73 and 79 in the Joint Proxy
             Statement/Prospectus and page 13 in the Asarco Cyprus 8-K.**
Exhibit 2:   Pages 11-22 in the Annual Proxy Statement.**
Exhibit 3:   Press release issued by Cyprus Amax and ASARCO, dated
             September 9, 1999.**
Exhibit 4:   Letter to Stockholders of Cyprus Amax, dated September 9,
             1999.* **
Exhibit 5:   Complaint filed in Phelps Dodge v. ASARCO et al., Superior
             Court of New Jersey Chancery Division: Mercer County, August
             27, 1999.**
Exhibit 6:   Complaint filed in Sterns v. McAllister et al., Superior
             Court of New Jersey Chancery Division: Mercer County, August
             24, 1999.**
Exhibit 7:   Complaint filed in Greenfield v. Osborne, et al., Superior
             Court of New Jersey Chancery Division: Mercer County, August
             25, 1999.**
Exhibit 8:   Complaint filed in Steiner v. Cyprus Amax et al., Court of
             Chancery of the State of Delaware in and for New Castle
             County, August 23, 1999.**
Exhibit 9:   Complaint filed in Miller v. Cyprus Amax et al., Court of
             Chancery of the State of Delaware in and for New Castle
             County, August 23, 1999.**
Exhibit 10: Complaint filed in Bruno v. Stookey et al., Court of Chancery of the State of Delaware in and for New Castle
             County, August 24, 1999.**
Exhibit 11: Complaint filed in Green v. Stookey et al., Court of Chancery of the State of Delaware in and for New Castle
             County, August 24, 1999.**
Exhibit 12: Complaint filed in Lifshitz v. Stookey et al., Court of Chancery of the State of Delaware in and for New Castle
             County, August 24, 1999.**
Exhibit 13: Complaint filed in Klotz v. Ward et al., Court of Chancery of the State of Delaware in and for New Castle County, August 24, 1999.**
Exhibit 14: Complaint filed in Grill v. Stookey, et al., Court of Chancery of the State of Delaware in and for New Castle
             County, August 26, 1999.**
Exhibit 15:  Complaint filed in Phelps Dodge v. Cyprus Amax, et al.,
             Court of Chancery for the State of Delaware in and for New
             Castle County, August 27, 1999.**
Exhibit 16:  Letter from Cyprus Amax and ASARCO to shareholders, dated
             September 10, 1999.**

Exhibit      Newspaper Advertisement by Cyprus Amax and ASARCO, dated
  17:......  September 10, 1999.**
Exhibit 18:  Investor Presentation by Cyprus Amax and ASARCO.**
Exhibit 19:  Newspaper Advertisement by Cyprus Amax and ASARCO, dated
             September 17, 1999.**
Exhibit 20:  Letter from Cyprus Amax and ASARCO to shareholders, dated
             December 20, 1999.**
Exhibit 21:  Investor Presentation by Cyprus Amax and ASARCO.**
Exhibit 22:  Press release issued by Cyprus Amax, dated September 27,
             1999.**
Exhibit 23:  Amendment No. 1, dated as of September 27, 1999, to
             Agreement and Plan of Merger, dated July 15, 1999, among
             Asarco Cyprus Incorporated, ACO Acquisition Corp., CAM
             Acquisition Corp., ASARCO and Cyprus Amax.**
Exhibit 24:  Press release issued by Cyprus Amax, dated September 28,
             1999.**
Exhibit 25:  Letter to Stockholders of Cyprus Amax, dated October 1,
             1999.+
Exhibit 26:  Press release issued by Cyprus Amax and Phelps Dodge, dated
             September 30, 1999.
Exhibit 27:  Agreement and Plan of Merger, dated as of September 30,
             1999, among Phelps Dodge, CAV Corporation and Cyprus Amax.
Exhibit 28:  Opinion of Merrill Lynch, Pierce, Fenner & Smith
             Incorporated, dated September 30, 1999.+

---------------

*  Included with Schedule 14D-9 mailed to stockholders.

+  Included with Amendment No. 7 to the 14D-9 mailed to stockholders.

** Previously Filed.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          CYPRUS AMAX MINERALS COMPANY

                                          By: /s/ PHILIP C. WOLF

                                            ------------------------------------
                                            Philip C. Wolf
                                            Senior Vice President,
                                            General Counsel and Secretary

Dated: October 1, 1999